Exhibit 99.(e)(7)

EMPLOYMENT AGREEMENT

Made and entered into by and between:

GOLD FIELDS EXPLORATION, INC.

(“the Company”)

and

CRAIG J. NELSEN

(“the Employee”)

As amended effective 1 May 2003

WHEREAS:

The Company wishes to employ the Employee, who is agreeable thereto, upon the terms and conditions set out herein.

IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

In this Agreement unless the context clearly indicates a contrary intention:

1.1	The headnotes are for reference purposes only and shall not affect the interpretation of any part hereof,

1.2	The singular includes the plural and vice versa.

1.3	A reference to one gender includes the other genders,

1.4	A reference to a firm or body corporate includes a natural person and vice versa.

1.5	The schedules and annexures shall be initialed by the parties for the purposes of identification and form part of this Agreement as if specifically included herein.

1.6	The following words bear the meaning set out opposite them below and cognate expressions bear a like meaning:

1.6.1	“the Board” — shall mean the Board of Directors of the Company or, where appropriate, the Chief Executive Officer;

1.62	“the Company” — shall mean Gold Fields Exploration, Inc., a wholly owned subsidiary of Gold Fields Limited;

1.6.3	“GFI”- shall mean Gold Fields Limited (formerly Driefontein Consolidated Limited);

1.6.4	“the Group” — shall mean the Company, the ultimate holding company of the Company, from time to time, and every subsidiary of the Company or of that ultimate holding company, as the case may be, from time to time;

1.6.5	“associated company” — shall mean a company which is from time to time a subsidiary or holding company (as those expressions are defined in the South African Companies Act) of the Company or a subsidiary (other than the Company) of a holding company of the Company;

2.	DURATION

2.1	This agreement sets out the terms of employment of the Employee with the Company effective as of April 12, 1999 (the “effective date”). It is recorded that the Company’s normal retirement age is age 62.

2.2	It is noted that the Employee has also been employed by, and is an officer and/or director of other associated companies within the GFI Group. The Employee shall not receive any remuneration or benefits from such other associated companies in respect of his services therefore or in respect of his being an officer and/or director thereof, all benefits of employment being paid to him by the Company, pursuant to this agreement.

2.3	Notwithstanding the date of signature hereof, this Agreement shall in all respects be deemed to have commenced with effect from the effective date and shall, subject to the remaining provisions hereof, endure thereafter until not less than six (6) months’ written notice of termination is given by the Employee to the Board, or until not less than six (6) months’ written notice is given by the Board to the Employee.

3.	EMPLOYMENT TO BE FULL TIME

During the term of this Agreement the Employee shall devote all of his business time, attention, skills and efforts exclusively to the business and affairs of the Company and the Group, other than de minimis amounts of time devoted by him to the management of his personal finances or to engaging in charitable or community services. The Employee shall not be engaged, either directly or indirectly, and whether as principal, agent, employee, officer, director, shareholder, partner, member, manager, consultant or in any other manner whatsoever, in any other business without the previous written consent of the Board. The Employee’s principal place of employment shall be the corporate offices of the Company situated in Denver, Colorado or such other place as the Board may stipulate, although he understands and agrees that he will be required to travel for business purposes.

4.	RESPONSIBILITY AND DUTIES

4.1	Employee shall be the President and CEO of the Company. The Employee shall report directly to the CEO of GFI in accordance with the requirements of sections 4.2 and 4.3.

4.2	The duties of the Employee shall, consistent with the foregoing, be those normally carried out by a president and CEO of a company similar to the Company and in particular shall be to take charge of, maintain and superintend the operations and affairs of the Company, to act as an Employee or other officer of any other company in the Group or of any company not in the Group as requested by the Board, to supervise the work of and engage or dismiss employees of the Company and to see to the due performance of their duties. Employee shall be responsible for spearheading the Company’s international exploration/development activities and establishing the infrastructure to accomplish this.

4.3	The Employee shall at all times faithfully, promptly and punctually carry out and perform all his duties including such duties as may, conformably with his position, be delegated or assigned to him by the CEO; and he shall use his best endeavors properly to conduct, improve, extend and develop the business of the Group.

5.	RESTRAINTS

5.1	By virtue of the Employee’s employment by the Company he has and will continue to have, access to the Group’s trade secrets and confidential information including (but without limitation) the following matters: mining know-how, processes, techniques, designs, knowledge of or influence over the customers or business associates of the Group (hereinafter referred to as “the associates”), the properties or entities the Group may currently or in the future explore or consider the acquisition or disposition of, the contractual arrangements between the Group and the associates, the financial details of the Group’s relationship with its associates, the names of the Group’s prospective business associates or customers and their requirements, details of the Group’s financial structure and operating results, details of the remuneration paid by the Group to its various officers and employees and of their duties, as well as all other matters which relate to the business of the Group and in respect of which information is not readily available, in the ordinary course of business, to a competitor of the Group (collectively referred to herein as “the trade secrets”).

5.2	Moreover the Employee will, by virtue of his position, be a key man in the operation of the Group and is intimately aware of the needs of the Group, its position, perspective and prospects within the industry in which it operates.

5.3	Consequently, if for any reason whatsoever the Employee was to become employed by or otherwise associated with or interested in any present or future competitor of the Group, the latter’s proprietary interests in the trade secrets may be prejudiced.

5.4	Having regard to sections 5.1, 5.2, and 5.3 and in order to protect the Group’s proprietary interests in the trade secrets as aforesaid, the Employee undertakes in favor of the Group:

5.4.1	he will not, whether directly or indirectly, use any of the trade secrets, or divulge or disclose them to any other persons whomsoever, without the prior written consent of the Board;

5.4.2	any written instructions, notes, memoranda or records of whatsoever nature relating to the trade secrets (hereinafter referred to as “the confidential records”) which may have been made by him or which may have come into his possession shall be:

5.4.2.1	deemed to be the property of the Company; and accordingly

5.4.2.2	shall be surrendered by him to the Company at the latter’s election on demand by the Board;

5.4.3	he will not retain any copies of the confidential records or any extracts therefrom, upon the surrender thereof by him in terms of subparagraph 5.4.2.2;

5.4.4	he will not for a period of twenty-four months after termination of his employment, either for himself or as the agent of anyone else, persuade,

induce, solicit, encourage or procure, (or endeavor to do any of the foregoing) any of the Group’s employees to:

5.4.4.1	become employed by or interested in any manner whatsoever in any business, firm, undertaking or company (collectively referred to herein as “any concern”) directly or indirectly in competition with the Group; or

5.4.4.2	terminate his employment by the Group;

5.4.5	he will not furnish any information or advice acquired by him as a result of his association with or employment by the Company, to any person whomsoever, which results or may result in any of the Group’s employees becoming employed by or interested in any manner whatsoever, whether directly or indirectly, in any concern; and

5.4.6	he will not solicit, interfere with or entice or endeavor to entice away from the Group any person, firm, undertaking or company who or which, during the period of two years immediately prior to the termination of his employment, is or was an associate, customer or supplier of, or was accustomed to dealing with, the Group.

5.5	The Employee shall not, during the currency of his engagement or after the termination thereof, be entitled whether for his own benefit or that of others, to make use or avail himself of or to derive profit from any information or knowledge specifically related to the business or affairs of the Group or any of its clients which he shall or may have acquired by reason of his position in or association with the business of the Group and which is not in the public domain.

5.6	The Employee undertakes that he will not at any time during this Agreement, or after termination hereof, disclose any information which comes to his knowledge as a result hereof, not being information which comes from an independent third person, and which relates to:

5.6.1	any business or marketing method or practice or associates of the Group;

5.6.2	any technical information, know-how or process or method of the Group; save as provided in paragraph 5.6.3, to anyone.

5.6.3	The Employee shall nevertheless be at liberty to disclose the information referred to in paragraph 5.6.1 to such person to whom it shall be necessary to make such disclosure for the purpose of implementing his rights and obligations under this Agreement, provided that the Employee shall, before making such disclosure, ensure that all reasonable precautions are taken to ensure that any person to whom such disclosure is made shall at all times observe strict secrecy.

5.7	Employee hereby acknowledges that the Company would suffer irreparable injury if the provisions of this Article 5, which shall survive the termination of the Agreement,

were breached and that the Company’s remedies at law would be inadequate in the event of such breach. Accordingly, Employee hereby agrees that any such breach or threatened breach may, in addition to any and all other available remedies, be preliminarily enjoined by the Company without bond or other security and without having to prove the inadequacy of the available remedies at law.

6.	COPYRIGHT IN WORKS MADE BY THE EMPLOYEE

6.1	For good and sufficient consideration payable pursuant to this agreement the Employee hereby irrevocably:

6.1.1	assigns to the Company all of his right, title and interest in and to any and all copyright in all works which are or may become eligible for copyright under the laws of the United States or any other country which he, alone or in conjunction with others, may have produced or written or may in future produce or write and which relates to the business of the Group or which arises directly or indirectly from or incidental to his employment by the Company (hereinafter referred to as “the works”);

6.1.2	grants to the Company the exclusive right to alter and adapt the works;

6.1.3	assigns to the Company the rights conferred upon him as author of the works under all copyright laws;

6.2	No further documentation need be executed to give effect to the foregoing, but at the request and expense of the Company, the Employee undertakes to execute all such documents as it may require for the purpose of confirming the vesting of any copyright hereby assigned to the Company.

6.3	The Employee acknowledges and agrees that each provision of this Article 6 is separate, several and separately enforceable from every other provision of this Agreement; and furthermore that the invalidity or unenforceability of any one or more provision hereof, shall not prejudice or affect the enforceability and validity of the remaining provisions of this Agreement.

7.	REMUNERATION.

7.1	As remuneration for the services to be rendered by him to the Company pursuant to this Agreement, the Company shall pay to the Employee with effect as from the effective date hereof (as provided for in section 2.1 above) a remuneration package consisting of the following:

7.1.1	A salary at an annual rate of One Hundred Seventy-five Thousand Dollars, U.S. ($175,000 U.S.) payable in twelve monthly installments, in arrears, on or before the last day of each month, for the duration hereof, and which salary shall be deemed to accrue from day to day. Such salary will be reviewed annually for possible adjustment effective 1 January each year. It is recorded that the Employee’s salary has been increased to Three Hundred Thousand US Dollars (US$300 000) effective 1 May 2003.

7.1.2	The Employee will be reimbursed in respect of all actual expenditure which is wholly and necessarily incurred by him on behalf of the Group in the performance of his duties hereunder, against presentation of such vouchers as the Company may require.

7.1.3	The Company will contribute an additional 12% (twelve percent) of the Employee’s annual salary referred to in paragraph 7.1.1 to a retirement fund nominated by the Company. Such sum will be paid monthly in arrears. Employee will be one hundred percent (100%) vested in such retirement fund.

7.1.4	The Employee may elect to participate in a health insurance plan to be maintained by the Company, with all costs of insurance to be paid by the Company during employment. The Company shall continue to maintain and make available to the Employee access to a health insurance plan during employment and upon retirement.

7.1.5	The Company shall maintain accidental death or disability insurance on Employee during his employment, with the beneficiary to be designated by the Employee, in an amount equal to three hundred percent (300%) of his salary pursuant to paragraph 7.1.1.

7.2	Employee shall be entitled to participate in the Exploration Incentive Plan approved by the Board on June 30, 1999, which plan is incorporated herein by reference.

8.	INCENTIVES

8.1	At the commencement of his employment, the Group allocated to the Employee 230,000 GFI share options and has made subsequent allocations from time to time in terms of the Rules of the GF Management Incentive Scheme..

8.2	For each Financial Year the Employee will be eligible to earn an annual bonus (“Annual Bonus”) equal to 40% of his annual Salary referred to in paragraph 7.1.1, based upon the Salary in effect at the end of the applicable Financial Year, provided that the Employee achieves the applicable performance target or targets approved by the Board for such Financial Year (the “Targets”). If the Targets are achieved, the Company shall pay the Employee an Annual Bonus equal to 40% of his Salary. If the Targets are not fully achieved, the Board, in its sole discretion, may pay the Employee an Annual Bonus of a lesser amount, and if the Targets are exceeded, the Board, in its sole discretion, may pay the Employee an Annual Bonus of up to a further 40% of his base salary in accordance with a schedule developed by the Board for each Financial Year. The Targets for each Financial Year will be approved by the Board after reasonable consultation with the Employee and will generally be adopted by no later than thirty days following the start of the applicable Financial Year. The Annual Bonus earned by the Employee for each Financial Year will be paid to him within 60 days following the end of such Financial Year.

8.3	The decision of the Compensation Committee appointed by the Board of GFI as to the amount and manner of payment of any performance incentive bonus shall be final.

9.	CHANGE IN CONTROL

9.1	In the event that, within 12 months after a “change in control” (as defined below), the Employee’s employment is terminated, other than for cause, or the Employee resigns for “good reason,” the Company shall pay to the Employee upon termination of his employment an amount equivalent to two hundred percent (200%) of his annual salary referred to in paragraph 7. 1.1, together with any other payments and/or benefits due pursuant to this contract. The Employee shall be entitled for a period of two years after the date of termination, subject to the relevant rules of the share option scheme then in force, to retain and to exercise all share options allocated to him including those which may not have vested at the time of such termination. The Employee shall furthermore be entitled to receive the incentive bonus he has earned in terms of section 8.2, notwithstanding that the financial year concerned may not have been concluded.

9.2	For the purposes of this Article, there shall be deemed to be a change in control on the occurrence of any of the following events:

9.2.1	the acquisition by any individual, entity or group (“ a Person”) of beneficial ownership of 30% or more of either:

9.2.1.1	the then issued ordinary shares of GFI (“the ordinary shares”); or

9.2.1.2	the combined voting power in respect of the issued ordinary share capital of GFI entitling the holder thereof to vote on the election of Directors (“the voting shares”);

provided that, for the purposes of this paragraph 9.2.1, the following acquisitions shall not constitute a change in control:

(i)	any acquisition directly from the company;

(ii)	any acquisition by the company;

(iii)	any acquisition by any company pursuant to a transaction which complies with subparagraphs 9.2.3.1, 9.2.3.2 and 9.2.3.3 below; or

9.2.2	individuals who, as of 1 March 1999, (“the determination date”) constitute the GFI Board (“the Incumbent Board”) cease for any reason to constitute at least a majority of the GFI Board; provided that any individual becoming a Director subsequent to the determination date whose election, or nomination for election by the GFI’s shareholders, was approved by a vote of at least the majority of the Directors then comprising the Incumbent Board, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the GFI Board; or

9.2.3	consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of GFI or an acquisition of assets of another company (“a Business Combination”), in each case, unless, following such Business Combination:

9.2.3.1	all or substantially all of the Persons who were the beneficial owners of the issued ordinary shares and issued voting shares of the GFI, immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then issued ordinary shares of GFI and the then issued voting shares, as the case may be, of the entity resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns GFI or all or substantially all of GFI’s assets, either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the issued ordinary shares of GFI or of its issued voting shares, as the case may be;

9.2.3.2	no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust)) beneficially owns, directly or indirectly, 30% or more of, respectively, the then issued ordinary shares of GFI resulting from such Business Combination or the issued voting shares, except to the extent that such ownership existed prior to the Business Combination; and

9.2.3.3	at least a majority of the board of Directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

9.2.4	approval by the shareholders of GFI of a voluntary winding up or dissolution of GFI or the granting of a final or provisional winding-up order in respect of GFI.

9.3	“Good reason” shall mean, with respect to the Employee, without the Employee’s written consent:

9.3.1	the assignment to the Employee of any duties inconsistent in any respect with the Employee’s position (including status, title, offices and reporting requirements) authority, duties or responsibilities immediately before the change of control, or any other action by GFI and/or the Company which results in a significant diminution in such position, authority, duties or responsibilities:

9.3.2	any reduction In the Employee’s annual salary or incentive bonus opportunity or any material reduction in other compensation or employee benefits, as in effect during the 120-day period immediately preceding the change of control (or as such amounts may be increased from time to time);

9.3.3	the Company or GFI requiring the Employee to relocate his principal place of business to a location which is more than 30 miles from the then current principal place of business;

provided that the Employee shall not be entitled to rely on this definition of good reason in respect of an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or GFI promptly after receipt of written notice thereof given by the Employee.

9.4	In the event that the Employee elects to claim termination for good reason, he shall provide 60 days written notice of his intention to resign and the Company shall have the opportunity within that period to effect a remedy of the condition constituting good reason, failing which the resignation shall take effect at the end of the 60 day period.

9.5	In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganization, whether or not there is a change of control, and the Employee is terminated, other than for cause, or the Employee resigns for “good reason,” as a direct consequence of the reallocation of personnel or duties, the provisions of section 9.1 shall apply.

9.6	“Cause” shall be as defined in section 12.1.

10.	TAXATION

None of the provisions of this Agreement shall impose any obligation on the Company to make any tax payment in favor of the Employee, the Employee shall himself bear and pay all monies for which he may be liable in respect of income tax or any other tax. In that regard the Company shall be entitled (but not obliged) to deduct from monies payable to the Employee any sums which the Company, in its absolute and unfettered discretion, considers that the Employee is liable to pay in respect of any tax of whatsoever kind.

11.	VACATION

The Employee shall be entitled to four (4) weeks vacation on full pay in each year (calculated as from the effective date), to be taken at such time as shall be mutually agreed between him and the CEO and in terms of the Company’s or the Group’s vacation or leave regulations.

12.	TERMINATION

12.1	The Company may terminate this Agreement summarily or upon notice at any time for “cause.” Cause shall include but not be limited to any of the following: (i) any felony conviction, breach of any legal duty of loyalty to the Company, misappropriation of the Company’s funds, or dishonest, fraudulent, negligent, illegal or unethical business conduct; (ii) any willful and material breach of this Agreement by Employee; (iii) if the Employee shall become insolvent or voluntarily surrender his estate; or (iv) after warning to desist therefrom within seven days, has persisted in conduct amounting to a failure to carry out his duties or amounting to a breach of lawful instructions of the Board.

12.2	In the event of termination pursuant to section 12.1 the Employee shall be entitled to all such amounts owing to him in terms of this agreement up to the date of such termination.

13.	TERMINATION FOR OPTIONAL AND OTHER REASONS

13.1	The Company may terminate this Agreement summarily or upon notice at any time for the following reasons:

13.1.1	the death of the Employee;

13.1.2	if the Employee, through illness or any cause, has been unable to perform his duties for a continuous period of three consecutive months in one year, or, if a medical practitioner appointed by the Company certifies that in his opinion the Employee will be unable to carry out his duties hereunder for the next three consecutive months and, in either case, the Company has been unable to make reasonable accommodation if required to do so by the Americans with Disability Act; or

13.1.3	the Company determines that such termination is in the best interests of the Company.

13.2	In the event of termination pursuant to section 13.1, the Employee shall be entitled to all such amounts owing to him in terms of this agreement up to the date of such termination including, in the case of paragraphs 13.1.2 and 13.1.3, payment in respect of the six month notice period referred to in section 2.3.

13.3	The Employee agrees to undergo any medical examination at any time reasonably required by the Board and, if necessary, to authorize any medical or other practitioner who carries out such examination to disclose to the CEO the results of, and his findings in consequence of, such examination.

14.	ON TERMINATION OF APPOINTMENT, EMPLOYEE TO RESIGN FROM ALL HIS OFFICES HEREUNDER

The Employee shall on termination of this Agreement for any reason whatsoever, if so requested by GFI, forthwith resign his offices as Director or officer and from every other position which he may hold in GFI, the Company or any other company to which he may have been appointed under Article 4 hereof. In the event that the Employee fails to comply with any such request, his resignation shall be deemed to have been given and accepted; and for that purpose he hereby appoints the Company as his agent or attorney-in-fact to effect such resignation.

15.	AMENDMENTS NOT EFFECTIVE UNLESS IN WRITING

No amendment, modification or waiver of any provision of this Agreement, or consent to any departure therefrom, shall in any way be of any force or effect unless confirmed in writing and signed by the parties and then such variation, modification, waiver or consent shall be effective only in the specific instance and for the purpose and to the extent for which it was made or given.

16	PARTIES NOT AFFECTED BY WAIVER OF BREACHES

16.1	The waiver (whether express or implied) by either party of any breach of the terms or conditions of this Agreement by the other party shall not prejudice any remedy of the waiving party in respect of any continuing or other breach of the terms and conditions hereof.

16.2	No delay, relaxation or indulgence on the part of either party in exercising any power or right conferred on such party in terms of this Agreement shall operate as a waiver of such power or right nor shall any single or partial exercise of any such power or right preclude any other or further exercises thereof or the exercise of any other power or right under this Agreement.

16.3	The expiry or termination of this Agreement shall not prejudice the rights of either party in respect of any antecedent breach or non-performance by the other party of any of the terms or conditions hereof.

17.	FURTHER ASSURANCES

The parties undertake at all such times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps, as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this Agreement.

18.	SOLE AGREEMENT

Except as otherwise set forth or referred to in this Agreement, this Agreement constitutes the sole and entire agreement and understanding between the parties hereto as to the subject matter hereof, and supersedes all prior discussions, agreements and understandings of every kind and nature between them as to such subject matter, and no representation not contained herein shall be of any force between the parties.

19.	APPLICABLE LAW

This agreement will be interpreted and applied in accordance with the laws of the State of Colorado. Further, the venue of any legal proceedings regarding this Agreement shall be in Denver, Colorado.

20.	OTHER CONDITIONS OF EMPLOYMENT

The Employee’s employment shall be subject to the Company’s standard conditions of employment as set out in the Annexures hereto and the Corporate Office Staff Booklet. In the event of conflict between such annexures, the staff booklet and this agreement, the terms of this agreement shall prevail.

21.	ARBITRATION AND JURISDICTION

21.1	Any dispute between the parties in regard to any matter arising out of this agreement or its interpretation or their respective rights and obligations under this agreement shall be submitted to and decided by arbitration.

21.2	The arbitrator shall be to such arbitrator as shall have been agreed upon by the parties, or failing agreement, to the Judicial Arbiter Group.

21.3	The arbitrator shall be obliged to given the reasons for any decision made by him in the course of the arbitration.

21.4	The Arbitrator shall have such other powers as provided in, and the arbitration shall be conducted in accordance with, the Colorado Uniform Arbitration Act of 1975 (C.R.S. Sections 13-22-201 et seq.)

22.	NOTICE

All notices required or permitted to be given hereunder shall be in writing and may be given in person or by United States mail, by delivery service or by electronic transmission (for instance, telecopy/fax to the telecopies/fax numbers indicated below). Any notice direct to a party to this Agreement shall become effective upon the earliest of the following: (i) actual receipt by that party; (ii) transmission if by telecopy/fax or similar electronic transmission; (iii) one business day after the date of delivery of such notice to a nationwide, reputable commercial courier service; or (iv) if given by certified or registered United States mail, seventy-two (72) hours after deposit with the United States Postal Service, postage prepaid, addressed to that party at its designated address. The designated address of a party shall be the address of that party shown below or such other address that any party from time to time may specify by written notice to the other parties at least fifteen (15) days prior to the effective date of such change, but no such notice of change shall be effective unless and until received by the other parties.

To Company:	With a Copy To Company’s Attorney:

Gold Fields Exploration, Inc.	James K. Aronstein
6400 So. Fiddler’s Green Cir., Suite 1620	Ducker, Montgomery,
Lewis & Aronstein, P.C.
Englewood, CO 80111	1560 Broadway, Suite 1400

Telephone No.: (303) 796-8683	Denver, Colorado 80202
Facsimile No.: (303) 796-8293	Telephone No.: (303) 861-2828
Facsimile No.: (303) 861-4017

and to:

The Snr Vice President: Human Resources Gold Fields Limited 24 St Andrews Road Parktown Johannesburg, South Africa Telephone No.: 011 644-2535 Facsimile No.: 011 484-0633

To Employee:

7728 S. Grape Ct. Littleton, CO 80122

Telephone No.: +1-303-773-3223 Facsimile No.: +1-303-721-9858

23.	GENERAL.

23.1	This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

23.3	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original hereof, but all of which together shall constitute one and the same instrument.

23.4	This Agreement is intended for the sole and exclusive benefit of the parties hereto, GFI, and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns, and no other person or entity shall have any right to rely on this Agreement or to claim or derive any benefit therefrom absent the express written consent of the party to be charged with such reliance or benefit.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the dates set forth below, but to be effective as of the effective date.

Dated: May , 2003	GOLD FIELDS EXPLORATION, INC.
By:
I D Cockerill, , CEO of GFI

Dated:
CRAIG J. NELSEN

Annexure I

EMPLOYEES DUTIES AND RESPONSIBILITIES

As an employee of the Company you are required to:

Comply with the Company’s Code of Conduct. This is reflected in the Staff Booklet: Perform all such duties and exercise all such powers in relation to the business of the company as may from time to time be vested in or assigned to you by the Company; Comply with all directives given to you by the Company as well as all policies, rules and regulations from time to time laid down by the Company concerning its employees; Abide by bone fide business practices in your relationship with the Company and/or clients and/or associates; Devote the whole of your time, attention and abilities during business hours to the discharge of your duties in terms of this agreement: Use your best endeavors to properly conduct, improve, extend, develop, promote, protect and preserve the business interests, reputation and goodwill of the Company and carry our your duties in a proper, lawful and efficient manner.

In addition:

The Company may from time to time require your spouse to accompany you when you are obliged to conduct business away from your normal place of work;

You may from time to time be called upon by the Company to take up an office with other companies or bodies and if so to diligently serve such company or body. Any fees or other remuneration you receive in such capacity as a nominee of the Company will be required to be paid to the Company; You will be obliged not to reveal or publish any information, document, paper or book or other matter which comes into your possession or with which you become acquainted while in the service of the Company, and you may not, without the written consent of the Company, employ yourself in or be interested in or connected with any business whatsoever other than the business of the Company; You may not either directly or indirectly (except with the sanction in writing of the Company) be concerned in or connected with any speculations in respect of stocks or shares or any mining, industrial, commercial or property interests, but you will be entitled to make legitimate investments on your own behalf without any such sanction. You may not deal in shares of the Company without the prior written approval of a member of the Compensation Committee.